UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 October 2019

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

BHP GROUP PLC ANNUAL GENERAL MEETING SPEECHES

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Group Plc’s Annual General Meeting today in London.

The meeting will be webcast at https://edge.media-server.com/mmc/p/xj8zupub

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will not be known until the conclusion of BHP Group Limited’s Annual General Meeting which will be held in Sydney, Australia on 7 November 2019. The results will then be released to the market.

Further information on BHP can be found at bhp.com.

Rachel Agnew
Company Secretary
BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

BHP Group Plc Annual General Meeting

Speeches by Ken MacKenzie, Chairman

and

Andrew Mackenzie, Chief Executive Officer

17 October 2019

BHP Group Plc Annual General Meeting

17 October 2019

Ken MacKenzie, Chairman

Introduction

Good morning ladies and gentlemen. I would like to welcome you to the BHP Group Plc Annual General Meeting. It is always a pleasure to be here in London to engage with our shareholders.

I am joined on stage today by your CEO Andrew Mackenzie, and all of your Directors. I would like to give a special welcome to our new Board members, Ian Cockerill and Susan Kilsby, who joined us in April. I will talk more about Ian and Susan a little later.

September marked two years since I became Chairman of BHP. In that time, my first impressions of this Company and its people have only been reinforced. I remain impressed by the quality and scale of BHP’s assets, the contribution we make to the communities in which we operate, and the role we play in global economic development.

The expertise and discipline of the people at BHP is highlighted to me each time I visit a site or office. They are committed to making a real difference, to their teams, to the communities where they work, and to BHP.

I am also proud of our management team. Because of their efforts, BHP is:

•	simpler - with a portfolio focused on high quality assets in the right commodities;

•	stronger - with a robust balance sheet, which gives us more financial flexibility;

•	more efficient - through a relentless focus on productivity; and

•	more disciplined - with a rigorous and transparent capital allocation process.

Their commitment to our strategy has delivered significant value and returns. This, coupled with stronger commodity prices, allowed us to declare a record final dividend of 78 cents per share - or US$3.9 billion in total. That is on top of the US$17 billion we returned to shareholders last financial year.

While we remain cautious in the short-term, we are positive about the long-term outlook. We are confident that our portfolio is well positioned to seize the opportunities that will come from population growth and better living standards, and trends such as electrification and decarbonisation. These are all likely to increase demand for our products well into the future.

In light of this global backdrop, BHP is well placed to create value for shareholders and we will do this by focusing on the five priority areas we introduced two years ago: safety, portfolio, capital discipline, capability and culture, and social value.

Safety

The safety of our people remains our first priority. Tragically, in December, our colleague Allan Houston died in an incident at BMA’s Saraji Mine in Queensland. I offer my condolences to Allan’s family, friends and colleagues. For the first time in 15 years, we were not able to determine the definitive cause. However, our investigation identified a number of improvement areas and work is underway to implement these.

Last financial year, our Total Recordable Injury Frequency rose slightly to 4.7 per million hours worked. However, we reduced the rate of events with the potential to cause a fatality by 18%, which is a critical indicator of future safety performance. We are encouraged by this, but we know there is still much more work to do.

The collapse of the Brumadinho tailings dam, owned by Brazilian company Vale, was a tragic event for the industry this year. Unfortunately, we know too well the toll these events take on communities.

Earlier this year, we responded to a shareholder request for information on our own tailings storage facilities and we held investor briefings in Sydney and London to talk openly about how we manage our facilities. We remain committed to play our part in ensuring that a tragedy like this never happens again. Tailings dams and their management remain a key priority for the Board. Andrew will outline our efforts in more detail shortly.

Portfolio

The second priority area relates to BHP’s portfolio. We are in a strong position today.

Through a series of well-timed divestments and the demerger of South32, we have simplified our portfolio to five core commodities, in 13 assets, with the majority of our earnings generated in low-risk OECD countries.

These assets are low cost, produce high quality products and have strong development potential. We also have a set of attractive options within our portfolio across a range of commodities and geographies.

We are confident our portfolio is true to our strategy. We are in the right commodities and have the best assets to deliver value to shareholders in the short, medium and long term.

Capital discipline

The third priority is capital discipline. In recent years, we have made significant progress on strengthening our Capital Allocation Framework. The Framework helps us to direct capital between investments, the balance sheet and cash returns to shareholders, like dividends.

Guidance for capital expenditure remains below US$8 billion for the 2020 and 2021 financial years. We finished the year with net debt of US$9.2 billion, which sits comfortably at the low end of our targeted range.

In October last year, we completed the sale of our Onshore Petroleum assets. Net proceeds of US$10.4 billion were quickly returned to shareholders through a combination of an off-market buy-back in December 2018, and a special dividend in January 2019.

With the approval of the Ruby oil and gas development in Trinidad and Tobago, we now have six major projects under development in iron ore, copper, oil and potash. All of these are on schedule and on budget.

Capability and Culture

We have also worked hard to strengthen our culture and our capabilities.

In 2019, we continued our transformation focus on simplification, workforce capability and technology. Our transformation efforts will make BHP safer and our operations more efficient and predictable. They will also develop our people so that they are equipped for the rapid pace of change that lies ahead.

An example of this is our maintenance team at the Daunia mine in Queensland. Last year, they reduced the average monthly scheduled downtime of their haul trucks from four hours to just 80 minutes. When applied across the entire fleet, this saves around 23 days each year.

This example of continuous improvement, when replicated by all our teams, across all of our assets, will be a powerful value creation tool. Transformation, coupled with a lean and agile management culture, has the potential to unlock billions of dollars of value in the next decade.

This year we also expanded our Board capability.

As I mentioned, we welcomed two new directors - Ian Cockerill and Susan Kilsby. Ian has extensive mining experience in executive, strategic, operational and technical roles. He also has considerable public company board experience.

At the same time we appointed Susan Kilsby, who has extensive experience in finance and strategy, having held several roles in global investment banking. Susan also has considerable public company board experience and, until recently, was the Chairman of Shire plc.

Both Ian and Susan are welcome additions and complement the existing mix of skills, experience, diversity and tenure on the Board.

Carolyn Hewson, a Board member for over nine years, is retiring as planned. On behalf of shareholders, I want to thank Carolyn for her dedicated service and leadership. She has made a valuable contribution to BHP during her time on the Board and we wish her the very best for the future.

Social value

Our fifth priority is social value. Social value is our contribution to society, to our people, partners, economy, environment and local communities. It is not something we do in addition to our core business. Rather, it is an essential precondition to adding shareholder value.

The long-term interests of BHP are best served by considering much more broadly our range of key stakeholders than we have in the past. If we don’t have the trust and support of our stakeholders, we won’t succeed.

Part of the trust that builds social value comes from transparency. That is why we’re proud to share that in FY2019, our total direct economic contribution was $46.2 billion. This includes payments to suppliers, wages and employee benefits, dividends to shareholders, and taxes and royalties to government.

To maximise our impact, we consider social value throughout the value chain, from our local operational footprint to our impact on society more broadly. We continue to focus on local businesses through initiatives such as the Local Buy program to support the communities where we operate.

And we take a global perspective on issues that impact our business. This year, we announced measures to address global warming, including a five-year $400 million Climate Investment Program. This approach is fully supported by the Board and Andrew will elaborate on these measures shortly.

Conclusion

In conclusion, we have made good progress on all five priority areas in FY2019. Our unwavering discipline and commitment have delivered strong results and record dividends to shareholders.

We have a clear strategy in place to maximise the value of our assets and a transformation program to drive continuous improvement and build the capability we need for the future. Our approach to Social Value is essential and directly linked to our business case.

I am confident BHP can continue to create value for our shareholders in the short, medium and long term. Thank you again for joining us today. It is now my pleasure to invite Andrew Mackenzie to the podium.

Andrew Mackenzie, Chief Executive Officer

Welcome

Thank you Ken. Welcome to today’s meeting. It’s always a great opportunity to speak with our shareholders here in London.

As Ken highlighted, in the 2019 financial year we announced a strong set of results, built on simplification, capital discipline, and culture. This combination places us in great shape to weather any external volatility and seize the many opportunities we have created to grow value and returns for our shareholders.

Safety

As always I will begin with safety. The health, wellbeing, and safety of our people and the world, is, and always will be, our first priority. It is with great sadness that last December our colleague Allan Houston died at BMA’s Saraji Mine in Queensland.

Allan’s death impacts us all and is a stark reminder of why safety will, and must, remain at the forefront of what we do and why we have shared the improvements identified in the fatality investigation widely both internally and externally.

We believe that a zero fatality workplace is possible and we will do all we can to achieve that outcome. In the 2019 financial year we made strong progress against our four safety priorities.

•	One, we launched the contractor management framework to give all contractors the same access to safety tools and processes as our employees.

•	Two, our leaders spent more time in the field coaching as part of the Field Leadership program which institutionalises these practices.

•

Three, we launched a new software solution tailored to our requirements by our Technology team. This is a common platform to gather and analyse safety data across the company, accessible and user friendly to employees and contractors, which builds on our leadership position in enterprise-wide systems.

•

Lastly, we did more work to create a culture of chronic unease. This delivers a heightened safety awareness which urges us all to question assumptions around safety and make sure all issues are addressed quickly.

In June, in addition to our safety priorities, we established a Tailings Taskforce. Immediate focus areas include actions to reduce the consequences and likelihood of dam failure. We have removed significant numbers of people who worked in closest proximity to dams. And we have built new standalone structures or buttressed existing structures, and conducted more rigorous drills, to protect those whose duties require them to remain in the general vicinity. And we have applied technology to eliminate tailings altogether.

Our work in tailings has further expression through our engagement in industry associations like the ICMM and MCA.

At a time of increased focus on local solidarity, protection, and intervention, in response to increased insecurity and global changes, it’s our participation in industry associations which can contribute to the more global solutions also required for a more progressive world.

For example, I lead a task force across the mining industry, and its supply chains, to make our vehicles greener and safer. This typifies the vast bulk of the work of all the trade associations we join and we work tirelessly to make sure this kind of work is their major and predominant role.

Mining trade associations, especially, deserve our full engagement. The move to renewables demands a multi-fold increase in the production of metals in the decades ahead, which makes mining one of the most vital components of our low carbon future.

Purpose

Our approach to social value builds trust with society, inspires our workforce and unlocks more of their discretionary effort. It secures greater access to both low-cost capital and the best talent. When we create more social, as well as financial value, we deliver even better outcomes for shareholders.

So we have changed our company purpose to reflect the aspirations of all who work with and count on BHP - our shareholders, our workforce, communities, customers, suppliers and debt-holders. Our purpose is now to bring people and resources together to build a better world.

An example of our purpose in action is how we work with our communities on issues such as dust, and the wellbeing of Indigenous Peoples whose land is adjacent to, or includes, our mines. Our investment and focus on these important matters builds trust with the rest of society and our value chain and secures our role as a preferred business partner.

Our gender balance goal coupled to our strong anti-harassment measures is another example. As we and many others elsewhere have found, sites and teams with greater diversity and inclusion are both safer and more profitable. Our commitment to gender balance is why I signed the CEO Statement of Support for the United Nations Women’s Empowerment Principles. The Principles guide actions that the business sector can take in the workplace, marketplace, and community, to empower women for the benefit of every company and the World.

At both a local and global level our new purpose captures our intent and signals our determination to make contributions throughout society. This will help us deliver even greater value and returns to shareholders in the short, long, and very long term.

Sustainability

The environmental challenges we face today are complex, and demand concerted and collective action. We accept our responsibility to take action on global warming and reduce our greenhouse gas emissions. Our operational emissions came in at 33% better than our FY2017 target baseline and we are on track to cap 2022 emissions at or below 2017 levels.

We have committed to a new climate portfolio analysis in 2020. This will outline our plans to mitigate and adapt to global warming and will include a ‘well-below 2 degrees’ scenario.

We launched a five-year, US$400 million Climate Investment Program to assist delivery of our public targets for our operational emissions (scope 1 and 2), and to work with others across our supply chain to address scope 3 emissions that come from the transport, processing, and use of our products.

Our Scope 3 goals, to be presented in 2020, will be designed to measure our impact and align with the goals of the Paris Agreement. Unlike the control that we can exercise in our operational environments, we can’t mandate that our customers reduce their emissions. But we can collaborate with them and suppliers, and other partners, to drive actions that reduce greenhouse gas emissions from the major uses of our products throughout our value chain.

This work will include partnerships for the development of carbon capture utilisation and storage in industrial applications such as steel. Another example could be the identification of a battery technology with the potential to not only lower the cost of power storage for renewables, but also to create greater demand for our commodities.

Our goals will be built around these types of activities and focused on outcomes that make a material difference. Finally, we also plan to strengthen the link between emissions performance and executive remuneration, to further reinforce the importance of sustainability to our leadership.

In the 2019 financial year we also made good progress to reduce loss of wildlife and species and impacts to water resources. We launched a Water Stewardship Position Statement which outlines our vision for a water-secure world by 2030. We will improve water conservation within our business and collaborate with others to strengthen water governance beyond our operations.

We have invested in and worked with Chilean power companies to secure exclusively-renewable power to create and pump, at low cost, desalinated water which is now the predominant water used at our mines in the country. This led to the transition from coal-fired to renewable power without significant transitory use of natural gas, higher energy prices, or issues with reliability.

As part of global decarbonisation similar moves from coal, more or less directly, to renewables may be required over the coming decades in other countries - particularly those without access to cheap gas.

Financial performance and portfolio

Our 2019 financial year performance was strong. We delivered record cash returns to shareholders. Higher prices and a solid underlying performance contributed to EBITDA of US$23 billion at a margin of 53% and strong operating cash flows. After disciplined investment we converted this into free cash flow of US$10 billion. Over the year our return on capital employed, excluding shale was 18%.

Across our major assets over the past five years, BHP’s volumes were up 10%, and unit costs down by over 20%. In that same period our WAIO business has increased production by 20% and reduced costs by 50%. We are now the lowest cost iron ore producer.

We enter the 2020 financial year with a positive outlook for our business. We have a simplified portfolio of world-class assets and a strong balance sheet. Our six major projects are on track and on budget in iron ore, copper, oil and potash (and like our operations, our project management benchmarks are world-class).

We have exploration licences in the world’s top basins with options for future development that have enjoyed recent competitive discoveries. And finally, a greater focus on the capability of our workforce.

Transformation

We have invested in our people, our Centres of Excellence, and in innovation to create a culture and workforce that is more empowered than ever and ready for the future. We have decided to convert more of our contractor workforce to full time employment so they are more fully enrolled in our culture, our approach to safety, and more productive ways of working.

This gives them greater security of work and pay, increases access to training, apprenticeships and ultimately more career opportunities. We have also introduced a new approach to risk management, which simplifies the assessment of risk and causes everyone from the front line, to the Board, to adopt a more optimal level of risk for the returns we seek.

Ken mentioned a great example of reduced maintenance hours in Daunia that saved 23 days per year. Tangible examples like this are now prevalent across the company. Using the principles of the BHP Operating System at Peak Downs in Queensland, the Mobile Maintenance Team has reduced the time it takes to complete an engine module change in a haul truck from nine days to less than two.

Our transformation work has already driven greater operational and capital productivity and will do so well into the next decade. Since 2015 we have sustainably reduced functional overheads by more than US$1.5 billion. The continuation of our Transformation programs which includes World Class Functions will remove an additional US$500 million.

We expect to continue this trend through further evolution of our workplace culture and technology. This, along with our push for gender balance, has driven new ways of working that make optimal use of office space and increase the global connectivity, motivation, and productivity of all our people.

Future demand/ trade tensions

While our foundations are strong we remain conscious of the geopolitical landscape. Current trade tensions are weighing on consumer confidence and have the potential to impact demand for our key commodities.

With our strong balance sheet, low cost operations, and successful Capital Allocation Framework we are confident that we are well positioned to weather any future volatility.

Longer term our view remains positive. Industrialisation and urbanisation, along with decarbonisation and electrification, will generate demand for energy, metals, and fertilisers for decades to come. We are confident we have the right assets, in the right commodities, to meet this demand.

Conclusion

We have made significant progress this financial year and we have strong momentum. However there is more we can do to maximise value for shareholders, and match our risk appetite to the returns we seek.

Our Transformation program will standardise the way we work and deliver more stable, competitive, and predictable operations.

Together with our culture, purpose and commitment to social value, transformation will also lift our workforce’s capability and creativity and rally our efforts toward a common goal.

This, combined with our strong set of development options across a range of commodities with attractive fundamentals gives us confidence we have the settings right to grow value and returns, next year and well into the future.

Thank you.

The Chairman then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 17, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary